Manufactured Housing Properties Inc.

126 Main Street

Pineville, NC 28134

May 3, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Stacie Gorman

Re:	Manufactured Housing Properties Inc.

Offering Statement on Form 1-A

File No. 024-11417

Ladies and Gentlemen:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (as amended, the “Offering Statement”) of Manufactured Housing Properties Inc. (the “Company”) and we hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on Wednesday, May 5, 2021.

We request that we be notified of such qualification by a telephone call to Mr. Louis A. Bevilacqua at (202) 869-0888 ext. 100. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Louis A. Bevilacqua via email at lou@bevilacquapllc.com.

Sincerely,

Manufactured Housing Properties Inc.

By:	/s/ Raymond Gee
Raymond Gee
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.